Exhbit 1

For Immediate Release

BioLineRx Announces Notice of Allowance from USPTO for
Patent Covering AGI-134 – a Novel Immunotherapy
for Treating Solid Tumors

Tel Aviv, Israel, March 26, 2018 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company focused on oncology and immunology, announced today that a Notice of Allowance has been issued by the United States Patent and Trademark Office (USPTO) for a patent application claiming the use of AGI-134, a novel immunotherapy compound, for the treatment of solid cancer tumors.

This patent, when issued, will be valid until May 2035 with a possibility of up to five years patent term extension. Additional corresponding patent applications for AGI-134 are pending in Europe, Japan, China, Canada, Australia and Israel.

“We are extremely pleased at receiving this important notice of allowance from the USPTO for the patent application covering AGI-134, and believe this represents significant progress in the development of our second oncology asset,” stated Philip A. Serlin, Chief Executive Officer of BioLineRx. “We have recently presented very encouraging preclinical data demonstrating complete tumor regression of primary tumors following intratumoral injection of AGI-134, and are looking forward to commencing a Phase 1/2a study for this compound in several solid tumor indications in mid-2018.”

About AGI-134
AGI-134 is a synthetic alpha-Gal immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant anti-alpha-Gal antibodies to induce a systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response not only kills the tumor cells at the site of injection, but also brings about a durable, follow-on, anti-metastatic immune response. AGI-134 has completed numerous pre-clinical studies, demonstrating complete tumor regression of primary tumors following intratumoral injection, as well as robust protection against the development of secondary tumors in a model of melanoma with a single dose only. Synergy has also been demonstrated in additional pre-clinical studies when combined with a PD-1 immune checkpoint inhibitor, offering the potential to broaden the utility of such immunotherapies, and improve the rate and duration of responses in multiple cancer types. AGI-134 was obtained by BioLineRx through the acquisition of Agalimmune Ltd.

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company focused on oncology and immunology. The Company in-licenses novel compounds, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment and has initiated a Phase 3 study in stem cell mobilization for autologous transplantation; and AGI-134, an immunotherapy treatment in development for multiple solid tumors, which is expected to initiate a first-in-man study in mid-2018. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the US and Canada), on the basis of which the Company is carrying out a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®; and a collaboration agreement with Genentech, a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s atezolizumab in several Phase 1b/2 studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 6, 2018. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

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Tsipi Haitovsky
Public Relations
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